UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(A) OR SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-49919

KIRKLAND LAKE GOLD INC.
(Exact name of registrant as specified in its charter)

Highway 66, Kirkland Lake, Ontario, Canada
P2N 3J7, P.O. Box 370
Tel: 705-567-5208
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
( Title of each class of securities covered by this Form )

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(d)	[ ]

(for equity		(for successor
securities)		registrants)

Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]

(for debt		(for prior
securities)		Form 15
filers)

PART I

Item 1. Exchange Act Reporting History

A.

Kirkland Lake Gold Inc. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) when it registered its common shares under Section 12(g) of the Exchange Act pursuant to a Form 20-F registration statement filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2002 and effective on August 30, 2002.

B.

For the 12 months preceding the filing of this Form 15F, the Company has filed all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding rules of the Commission including its annual report on Form 20-F for the fiscal year ended April 30, 2006.

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the Alternative Investment Market of the London Stock Exchange (“AIM”). The TSX and AIM constitute the primary trading markets for the Company’s common shares.

B.

The Company’s common shares have been listed on the TSX since March 20, 2003 and prior thereto on the TSX Venture Exchange since December 10, 1984. The Company’s common shares have also been listed on AIM since July 1, 2004. The Company has maintained a listing of its common shares on the TSX and AIM for at least the 12 months preceding the filing of this Form 15-F.

C.

For the 12-month period beginning on July 1, 2006 and ending on June 30, 2007, the average daily trading volume (the “ADTV”) of the Company’s common shares on the TSX and the AIM represented 95.2% of the Company’s ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is July 1, 2006 to June 30, 2007 (the “Trading Period”).

B.	During the Trading Period, the ADTV of the Company’s common shares in the United States and worldwide was 5,522 shares and 114,922 shares, respectively.

C.	During the Trading Period, the ADTV of the Company’s common shares in the United States represented 4.8% of the ADTV of the Company’s common shares worldwide.

D.	Not applicable.

E.	Not applicable.

F.	The source of the trading volume data used in this Form 15F to calculate the ADTV percentages and share volumes was Reuters Bridge Feed.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	On August 3, 2007, the Company published the notice required by Rule 12h-6(h) disclosing the Company’s intent to terminate its duty to file reports under the Exchange Act.

B.

The Company issued the notice required by Rule 12h-6(h) in the form of a press release in the United States, disseminated by Marketwire, Incorporated services. A copy of this press release is attached as Exhibit 10.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will post all information required under Rule 12g3-2(b)(1)(iii) on its web site www.klgold.com.

PART III

Item 10. Exhibits

10.1	Press Release dated August 3, 2007 disclosing the Company’s intent to terminate its duty to file reports under the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Exchange Act Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 Kirkland Lake Gold Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Kirkland Lake Gold Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

KIRKLAND LAKE GOLD INC.

Dated: August 7, 2007	Per:	/s/ Brian A. Hinchcliffe
BRIAN A. HINCHCLIFFE,
President & Chief Executive Officer